Exhibit 12.1

	Year Ended January 31,					Nine Months Ended October 31,
	2000	2001	2002	2003	2004	2003	2004
Pre-tax income (loss) from continuing operations	$2,323,000	(6,866,000)	(10,388,000)	(6,091,000)	1,552,000	1,256,000	1,884,000
Fixed charges: Interest Expense Rental Expense (33%)	855,000 354,000	936,000 32,000	584,000 359,000	270,000 39,000	131,000 82,000	131,000 437,000	3,000 515,000
Total Fixed charges	1,209,000	1,268,000	943,000	509,000	713,000	568,000	518,000
Earnings:
Pre-tax income (loss) from continuing operations plus fixed charges	$3,532,000	(5,598,000)	(9,445,000)	(5,582,000)	2,265,000	1,824,000	2,402,000
Ratio of earnings to fixed charges	3:1	N/A	N/A	N/A	3:1	3:1	5:1